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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 8-A/A
                                (Amendment No. 1)


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                HAYES CORPORATION (formerly Access Beyond, Inc.)
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             (Exact name of registrant as specified in its charter)


               Delaware                                 52-1987873
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(State of Incorporation or organization)    (I.R.S. Employer Identification No.)

     5854 Peachtree Corners East
          Norcross, Georgia                               30092
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(Address of principal executive offices)                (Zip Code)


        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock, $.01 par value
                                (Title of class)



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Item 1:  Description of Registrant's Securities to be Registered

AUTHORIZED CAPITAL STOCK

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 3,280,000 shares of Preferred Stock, of which 1,217,930 shares are designated as Series A Preferred Stock and 45,000 shares are designated 6% Cumulative Convertible Preferred Stock ("6% Convertible Stock"). As of May 1, 1998 the Company has 19,986,754 shares of Common Stock issued and outstanding, and 1,259,666 shares of Preferred Stock issued and outstanding, of which 1,217,930 shares are designated as Series A Preferred Stock and 41,736 shares are designated as 6% Convertible Stock.

         The Common Stock is listed for trading on NASDAQ/NMS under the symbol "HAYZ". The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company.

The Company effected a one-for-three reverse stock split of its Common Stock as of February 25, 1998. All information contained herein has been adjusted to reflect the reverse stock split.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. The holders of Common Stock do not have cumulative voting rights. Subject to any preferential rights held by holders of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Company Board out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of outstanding Preferred Stock, if any. Holders of Common Stock do not have preemptive, conversion or redemption rights. All the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

         The Company Board, without further approval or action by the stockholders, is authorized to issue shares of Preferred Stock in one or more series and to fix as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. Issuances of Preferred Stock may adversely affect the rights of holders of Common Stock. Holders of Preferred Stock might, for example, be entitled to preference in distributions to be made to stockholders upon the liquidation, dissolution or winding up of the Company. In addition, holders of Preferred Stock might enjoy voting rights that limit, qualify or adversely affect the voting rights of holders of Common Stock. Such rights of the holders of one or more series of Preferred Stock might include the right to vote as a class with respect to the election of directors, major corporate transactions or otherwise, or the right to vote together with the holders of Common Stock with respect to any such matter. The holders of Preferred Stock might be entitled to cast multiple votes per share. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

SERIES A PREFERRED STOCK

         Voting Rights. The holders of Series A Preferred Stock are entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series A Preferred Stock could be converted at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited. In general, the holders of Series A Preferred Stock have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and are entitled to vote together as a class with the holders of Common Stock with respect to any question upon which holders of Common Stock have a right to vote. For so long as the Series A Preferred Stock remains outstanding, the


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Company may not, without first obtaining the approval of the holders of at least a majority of the total number of shares of Series A Preferred Stock outstanding: (i) alter or change the rights, preferences or privileges of the Series A Preferred Stock; (ii) increase the aggregate number of authorized shares of Series A Preferred Stock or decrease the aggregate number of authorized shares of Series A Preferred Stock below the number of shares then outstanding; (iii) authorize or issue, or obligate itself to issue, any other equity security senior to or on a parity with the Series A Preferred Stock as to dividends or assets in liquidation, or create or reclassify any obligation or security convertible into or exchangeable for, or having any option rights to purchase, any such security; (iv) with certain exceptions, take any action which results in the redemption of, or payment of dividends or the distribution of cash or any property with respect to, any shares of Common Stock; (v) with certain exceptions, incur or guarantee any indebtedness unless it is in the ordinary course of business or does not exceed $2,000,000 in the aggregate; or
(vi) approve or create any mortgage, pledge or security interest in all or substantially all of the assets or property of the Company, except security interests or liens arising under the Company's borrowings permitted under the previous subsection (v).

         Conversion Rights. Each share of Series A Preferred Stock is convertible, at the option of the holder of such share, at any time after the date of issuance of such share into one share of Common Stock, subject to adjustment under certain circumstances, including to protect against dilution. The Series A Preferred Stock is also subject to automatic conversion into Common Stock upon (i) the consummation of a qualified public offering, generally defined as an underwritten sale to the public of Common Stock pursuant to an effective registration statement under the Securities Act in which the gross proceeds to the Company from such sale are $25,000,000 or more, and the per share offering price exceeds $21.39 per share or two times the then current Series A Preferred Stock conversion price; (ii) registration of the Common Stock pursuant to an underwritten public offering under the Securities Act; or (iii) the affirmative vote of holders of at least a majority of the Series A Preferred Stock. All unpaid and accrued dividends on the Series A Preferred Stock existing immediately prior to the conversion of the Series A Preferred Stock will be converted into fully paid an nonassessable shares of Common Stock.

         Redemption. Upon 90 days prior written notice from the holders of more than 50% of the Series A Preferred Stock delivered to the Company not earlier than November 1, 1999, the Company will be required to redeem the Series A Preferred Stock for a cash payment of $4.5159 per share plus accrued but unpaid dividends (the "Redemption Price"). The Company has the right, at its sole option and discretion, at any time at which it has funds legally available to do so and upon 30 days prior written notice, to redeem all of the Series A Preferred Stock for the Redemption Price on April 23, 2000. Less than all of the Series A Preferred Stock may be redeemed on a pro rata basis with the consent of a majority of the holders of the Series A Preferred Stock.

         Dividends. Holders of Series A Preferred Stock will be entitled to receive, as and when declared by the Company's Board, cumulative compounding dividends at the dividend rate of 10% per year of the original issue price per share of the Series A Preferred Stock. Dividends accumulated on the Series A Preferred Stock are to be declared by the Company Board and paid in cash upon the redemption of the Series A Preferred Stock or in shares of Common Stock upon the conversion of the Series A Preferred Stock. No dividends may be paid on the Common Stock unless all accrued and unpaid dividends on the Series A Preferred Stock are paid.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of each share of the Series A Preferred Stock then outstanding is entitled to receive out of the remaining assets of the Company available for distribution to stockholders, and before any payment or declaration and setting apart for payment of any amount shall be made in respect of Common Stock, an amount equal to U.S. $4.5159, subject to adjustment under certain circumstances, plus an amount equal to any accrued but unpaid dividends through the date of such liquidation, dissolution or winding up of the Company. A (i) merger, consolidation or reorganization of the Company with or into any other corporation(s) that results in the transfer of fifty percent (50%) or more of the outstanding voting stock of the Company, (ii) a sale of all or substantially all of the assets of the Company or (iii) a transaction or series of related transactions in which the Company issues shares representing more than fifty percent (50%) of the voting power of the Company immediately after giving effect to the transaction, will be treated as a liquidation, dissolution or winding up.

6% CUMULATIVE CONVERTIBLE PREFERRED STOCK


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         Voting Rights. The 6% Convertible Stock is nonvoting, except that 85%
in interest of the outstanding 6% Convertible Stock is necessary for (i) any amendment to the Certificate of Designations relating to the 6% Convertible Stock, (ii) any amendment to the Certificate of Incorporation or By-Laws of the Company that may amend or change or adversely affect any of the rights, preferences, or privileges of the 6% Convertible Stock, (iii) any waiver of a default in payment of dividends on the 6% Convertible Stock, and (iv) any reorganization or reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into any other corporation or corporations, or any sale of all or substantially all of the assets of the Company, that, in any such case, would have an adverse effect on any of the rights, preferences, or privileges of the 6% Convertible Stock. Holders of 6% Convertible Stock who are affiliates of the Company may not participate in such vote and the shares of 6% Convertible Stock of such holders are deemed not to be outstanding for purposes of such vote.

         Conversion Rights. The 6% Convertible Stock is convertible at any time into shares of Common Stock at a conversion price (the "Conversion Price") equal to the lesser of (i) $24.00 per share (the "Fixed Conversion Price") or (ii) 85% of the average closing bid price of Common Stock for the five consecutive trading days prior to the date of any conversion notice (the "Market Value"), subject to adjustment under certain circumstances, including to protect against dilution. If, however, the Company's Common Stock is trading at a price which would result in a Conversion Price of less than $15.00 per share then the number of shares of 6% Convertible Stock which may be converted in any 30 day period is limited to such number of shares of 6% Convertible Stock as have a liquidation preference of not more than 10% of the amount paid for the 6% Convertible Stock ($1,000,000 prior the second closing and $4,500,000 thereafter). If the conversion price is below $15.00 per share, then (i) the first 81.25% of the 6% Convertible Stock for which conversion notices are received from an investor during a 30 day period will be convertible at a Conversion Price equal to 85% of the Market Value and the remaining 18.75% will be convertible at a conversion price equal to 92.5% of the Market Value and (ii) the Company may redeem the 6% Convertible Stock submitted for conversion for cash equal to the liquidation preference divided by 85%. In addition, if the Conversion Price is below $15.00 for more than 5 trading days in any 30 day period, then for the balance of such 30 day period and for the next 30 day period, Market Value will be determined on the basis of the lowest 5 consecutive trading day average closing price during the 15 trading days preceding the conversion notice.

         Redemption. The Company has the right to redeem the 6% Convertible Stock in whole or in part, at any time, and from time to time, by paying an amount equal to the liquidation preference per share divided by 85%. If the Company exercises such redemption option, then it is required to issue to the investors warrants with a strike price equal to the higher of the Fixed Conversion Price or the average closing bid price of the Common Stock during the five trading day period which ends three days before the redemption date. The number of warrants so issued will be equal to 50% of the liquidation preference of the shares of 6% Convertible Stock which are redeemed, divided by such strike price. All shares of 6% Convertible Stock which have not been converted by November 12, 2002, the fourth anniversary of the Preferred Stock Investment Agreement, are required to then be converted, subject to extension of such date under certain circumstances.

         Dividends. The shares of 6% Convertible Stock are entitled to receive cumulative dividends at the rate of 6% per annum, payable in cash, or in Common Stock, or by adding the amount of any dividend to the liquidation preference. No distribution, whether by way of dividend or otherwise, may be declared or paid upon or set apart for any class of security of the Company which is junior to the 6% Convertible Stock if, at such time, any dividends on the 6% Convertible Stock have not been paid or declared and set apart for payment with respect to all preceding periods.

         Liquidation rights. In the event of any liquidation, dissolution or winding up of the company, whether voluntary or involuntary, the holders of the 6% Preferred Stock then outstanding will be entitled to receive, prior to any distribution of any assets to the holders of the Common Stock or any other securities ranking junior to the 6% Preferred Stock, the amount of $1,000 per share, plus accrued and unpaid dividends in and certain default payments that may be owed pursuant to a registration rights of agreement dated November 12, 1997.

ANTI-TAKEOVER PROVISIONS

         The Certificate of Incorporation and the By-laws of the Company (i) provide for three classes of directors on the Company Board from which directors may only be removed by Stockholders for cause; (ii) generally provide that


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only a majority of the Company Board shall have the authority to fill vacancies on the Company Board; (iii) restrict the right to amend certain provisions of the Certificate of Incorporation and By-laws; (iv) restrict the right of stockholders to call special meetings; (v) establish an advance notice procedure regarding the nomination of directors by stockholders and stockholder proposals to be brought before an annual meeting; and (vi) authorize the Company Board to issue preferred stock without further stockholder approval. These provisions are designed to encourage any person who desires to take control of and/or acquire the company to enter into negotiations with the Company Board, thereby making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or other non-negotiated means. In addition to encouraging any person intending to attempt a takeover of the Company to negotiate with the Company Board, these provisions also curtail such person's use of a dominant equity interest to control any negotiations with the Company Board. Under such circumstances, the Company Board may be better able to make and implement reasoned business decisions and protect the interests of all of the Company's stockholders.

         Classified Board. The Certificate of Incorporation provides for the Company Board to be divided into three classes serving staggered terms with one class of directors elected each year for a three-year term. The classes will be as nearly equal in number as possible. The classification of directors makes it more difficult for a significant stockholder to change the composition of the Company Board in a relatively short period of time and, accordingly, provides the Company Board and stockholders time to review any nomination that a significant stockholder may make and to pursue alternative courses of action which it believes are fair to all the stockholders of the Company.

         Removal of and Filling Vacancies on the Company Board. The Certificate of Incorporation provides that, subject to any rights of the holders of any class or series of the capital stock of the Company entitled to vote generally in the election of directors, only a majority vote of the members of the Company Board then in office, although less than a quorum, shall have the authority to fill any vacancies on the Company Board, including vacancies created by an increase in the authorized number of directors. Moreover, because the Certificate of Incorporation provides for a classified board, Delaware law provides that the stockholders may remove a member of the Company Board only for cause and the Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of the voting stock of the Company, voting together as a single class, to remove a member of the Company Board. These provisions relating to removal and filling of vacancies on the Company Board of the Company preclude stockholders from enlarging the Company Board or removing incumbent directors and filling vacancies with their own nominees.

         Amendment of the Certificate of Incorporation and Company By-Laws. The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 80% of the voting power of the Common Stock entitled to vote generally in the election of directors to amend certain provisions of the Certificate of Incorporation and Company By-laws (including certain of the provisions discussed above). These provisions make it more difficult for stockholders to make changes in the Certificate of Incorporation or Company By-laws, including changes designed to facilitate the exercise of control over the Company.

         Special Meetings. The Company By-laws provide that special meetings of stockholders can be called only by the Chairman of the Board, the Vice Chairman of the Board, the President or any Vice President, the Secretary or by the Company Board. Stockholders are not permitted to call a special meeting but may, upon a written request by stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote, require that any of the foregoing call a special meeting of stockholders. These provisions prohibit a significant stockholder from authorizing stockholder action without a meeting at which all stockholders would be entitled to participate.

         Nominations of Directors and Stockholder Proposals. The Company By-laws establish an advance notice procedure with regard to the nomination other than by, or at the direction of, the Company Board of candidates for election as directors (the "Nomination Procedure") and with regard to stockholder proposals to be brought before an annual meeting of stockholders (the "Business Procedure"). The Nomination Procedure provides that only persons who are nominated by, or at the direction of, the Company Board, by any committee or persons appointed by the Company Board or by a stockholder of the Company entitled to vote for the election of directors who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, are eligible for election as directors of the Company. The Business Procedure provides that to be properly brought before an annual meeting, business must be specified in the notice of the annual meeting given by or at the direction of the Company Board or


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brought before the meeting by, or at the direction of, the Company Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. To be timely, notice for nominations or stockholder proposals must be received by the Company not less than 60 days prior to the annual meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. In addition to the foregoing requirements, the proxy rules under the Securities Exchange Act of 1934, as amended, set forth certain requirements, including stockholder eligibility, timing and attendance requirements, which must be satisfied in order for a stockholder proposal to be included in the Company's proxy statement and form of proxy. These requirements under the Exchange Act may differ from those set forth under the Nomination Procedure or the Business Procedure.

         Under the Nomination Procedure, notice to the Company from a stockholder who proposes to nominate a person at an annual meeting for election as a director must contain certain information about that person so nominated, including age, business and residence addresses, principal occupation, the class and number of shares of Common Stock beneficially owned, and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the stockholder proposing to nominate that person. Under the Business Procedure, notice relating to a stockholder proposal must contain certain information about such proposal and about the stockholder who proposes to bring the proposal before the meeting, including the class and number of shares of Common stock beneficially owned by such stockholder. If the officer of the Company presiding at the meeting determines that a person was not nominated in accordance with the Nomination Procedure, or that other business was not brought before the meeting in accordance with the Business Procedure, such person is not eligible for election as a director, or such business is not to be conducted as such meeting, as the case may be.

         The purpose of the Nomination Procedure is, by requiring advance notice of nomination by stockholders, to afford the Company Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company Board, to inform stockholders about such qualifications. The purpose of the Business Procedures is, by requiring advance notice of stockholder proposals, to provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Company Board, to provide the Company Board with a meaningful opportunity to inform stockholders, prior to such meetings, of any proposal to be introduced at such meetings, together with any recommendation as to the Company Board's position or belief as to action to be taken with respect to such proposal, so as to enable stockholders better to determine whether they desire to attend such meeting or grant a proxy to the Company Board as to the disposition of any such proposal. Although the Company By-laws do not give the Company Board any power to approve or disapprove stockholder nominations for the election of directors or any other proposal submitted by stockholders, the Company By-laws may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular stockholder meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

         Issuance of Preferred Stock. The Certificate of Incorporation authorizes the Company Board to issue preferred stock, without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power and other rights of holders of Common Stock. The ability of the Company Board to issue preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

Item 2:  Exhibits

         The following documents are being filed as exhibits to the registration statement:

          3.1*    Amended and Restated Certificate of Incorporation of the
                  Company (filed as Exhibit 3.2 to the Company's Form 10-K for the year ended January 3, 1998).



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
         3.2*     Amended and Restated Bylaws of the Company (filed as Exhibit
                  3.3 to the Company's Form 10-K for the year ended January 3,
                  1998).

         4.1* Specimen Common Stock Certificate (filed as Exhibit 4.6.1 to the Company's Registration Statement on Form S-4, as amended
                  (Commission File Number 333-37993)).

         4.2* Specimen Series A Stock Certificate (filed as Exhibit 4.6.2 to the Company's Registration Statement on Form S-4, as amended
                  (Commission File Number 333-37993)).

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*  Incorporated by reference



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 14, 1998                  HAYES CORPORATION



                                    BY: /s/ Dennis C. Hayes
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                                        Dennis C. Hayes
                                        -------------------------------
                                        (Print Name & Title)






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